THE CUTLER TRUST	P.O. Box 46707 Cincinnati, OH 45246-0707

Filed via Edgar
November 21, 2017

U.S. Securities and Exchange Commission
Division of Investment Management
Attn: Chad Eskildsen
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Cutler Trust (the “Trust”), on behalf of its series portfolio, the Cutler Fixed Income Fund (the “Fund”) File Nos. 811-07242; 033-52850

Dear Mr. Eskildsen:

On behalf of the Trust, set forth below is your comment with respect to the Commission’s Sarbanes-Oxley review of the Trust’s Form N-CSR for the period ended June 30, 2017, which was filed on September 8, 2017, on behalf of the Fund, as well as, the Trust’s corresponding response to the comment.

Comment:

The Staff noted that the Fund’s Statement of Operations disclosed interest income of $758,000. The Staff further noted that Note 6 explains that prepayment penalties received for interest-only strips (“IOs”) are reflected in the interest income, and that the Fund has just under $2,000,000 in prepayment penalties. The Staff requested that the Trust explain the manner in which the Fund accrues interest and amortization and accretion income, since it appears that the Fund would have had negative income had it not received prepayment penalties. The Staff also requested that the Trust describe the manner in which paydowns are identified and recorded, and how they impact income accruals and related cost basis.

Response:

The Fund accrues interest on a daily basis based on the current interest rate for the security. Amortization and accretion are recorded on a daily basis using the effective yield (scientific) method. For IOs, a cost adjustment is accrued each day that reflects the difference between the current interest rate and the current effective yield. The effective yield is updated monthly, and it is calculated based on the current interest rate, expected average life of the issue, and amortized cost. Each cost adjustment is offset with an opposite entry that reduces interest income. As such, the net income earned for the security is equal to the effective yield. In many cases for the IO positions in the Fund, the effective yield is negative. A negative effective yield results when the total of the interest payments expected to be received over the average life of the issue is less than the amortized cost.

Paydown factors are automatically applied to our accounting system through a data feed from ICE Pricing Services. The accounting system automatically generates a transaction to record the paydown. At the time the paydown is recorded, par and cost are reduced appropriately, and a catch-up adjustment is posted to amortization. Subsequently, income is accrued based on the new par value. For IOs, there is no cost adjustment accompanying the paydown transactions as no principal will be received on the maturity date. Instead, adjustments are made to the cost of the security on a monthly basis until the maturity date, as described above.

Any prepayment penalties received for an IO are recorded as interest income at the time of receipt. No related amortization or cost adjustments are recorded with prepayment penalties. IO positions with negative effective yields produce negative interest income on a daily basis. This negative interest income is offset by the receipt of prepayment penalties, thus resulting in positive interest income.

The manner in which the Fund accrues interest and amortization and accretion income and the manner in which the Fund identifies and records paydowns, as described above, are consistent with industry practice and are reviewed by the Fund’s independent auditors on an annual basis in connection with their audit of the Fund’s fiscal-year end financial statements.

We believe that we have been responsive to your comment. Please contact the undersigned at 513-869-4299 if you have any questions.

Sincerely,

John C. Swhear
Secretary

2